

December 11, 2025

Office of Risk Analysis & Registrations

Division of Examinations

To Whom It May Concern,

Please see a list of changes to the SBSE-A Amendment.

The following employee was added as SBSD Principal:

- Michael Broadbery

The following employee was removed as SBSD Principal:

- Jeffrey Sundram

If you have any questions related to these changes, please contact:

Yolanda Scharf, VP Compliance

212-827-6975